UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of January, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Material Change Report dated January 11, 2008	3 – 4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2008	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 — Name and Address of Company
Cameco Corporation (“Cameco”) 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3
Item 2 — Date of Material Change
January 2, 2008
Item 3 — News Release
The English version and the French translation version of the news release relating to this material change were distributed and filed by CCN Mathews through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on January 2, 2008.
Item 4 — Summary of Material Change
On January 2, 2008, Cameco announced that its Rabbit Lake operation has resumed normal mining activities, well ahead of schedule, after sealing off the source of a water inflow.
Item 5 — Full Description of Material Change
On January 2, 2008, Cameco announced that its Rabbit Lake operation has resumed normal mining activities, well ahead of schedule, after sealing off the source of a water inflow.
In late November 2007, Cameco’s Rabbit Lake underground mine experienced increased water inflow and mining was suspended. This development was disclosed by Cameco in a press release dated November 28, 2007 and a material change report dated December 6, 2007 and updated by Cameco in press releases dated December 3 and December 19, 2007. Cameco constructed and poured four concrete bulkheads in the first two weeks following the start of this event and has since been grout sealing these bulkheads and the surrounding rock while waiting for the concrete to cure.
At the same time, the site crews attempted to locate the source of the water inflow and seal it permanently. An old exploration drill hole was identified as the potential source early on and Cameco used various techniques to locate and verify it. Site crews confirmed the source of the mine water inflow by injecting a dye into the drill hole. Then they successfully plugged the hole by installing an inflatable packer in the hole. Mining activities were then able to resume. Cameco will install a permanent plug and grout a substantial length of the drill hole with cement to replace the inflatable packer in the next couple of weeks.
Cameco is also currently carrying out a grout sealing procedure on all four bulkheads. Cameco continues to complete the bulkhead installation, primarily as a precautionary measure, since plugging of the exploration drill hole has effectively stopped the source of the increased water inflow and will therefore be the main solution.
Cameco will provide the 2008 production estimate for Rabbit Lake when it issues its year end financial results.
Statements contained in this material change report, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include unexpected geological or hydrological conditions; natural phenomena including underground floods and cave-ins; and other operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
Item 6 — Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.
Not applicable.
Item 7 — Omitted Information
Not applicable.
Item 8 — Executive Officer
Gary M.S. Chad Senior Vice-President, Governance, Law and Corporate Secretary Cameco Corporation (306) 956-6303
Item 9 — Date of Report
January 11, 2008

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